Filed by Centene Corporation

Pursuant to Rule 425 under the Securities Act of 1933, as amended, and deemed filed pursuant to Rule 14a-12 under the

Securities Exchange Act of 1934, as amended

Subject Company: Health Net, Inc.

Commission File No.: 1-12718

Centene Corporation

November 10, 2015

5:00 PM EST

Scott Seidel:	Okay, good afternoon. I’m Scott Seidel, Managed Care and Health Care Facilities analyst with Credit Suisse. We’re very pleased to have our next presentation from Centene. Here from the Company we have the Senior Vice President of Investor Relations and Finance, Ed Kroll. So, with that, I’ll turn it over to Ed.

Ed Kroll:	Thank you, Scott, and good luck on your career here at Credit Suisse. I’m sure you’ll do a great job, as you always have. And thanks to Credit Suisse for having us again here.

We’ve got some Safe Harbor statements and would strongly encourage you all to read all of the — in our publicly filed documents, those with the SEC and otherwise — all the risk factors and how estimates can change and all those types of things — very important disclosures.

Centene is a St. Louis-based company that’s been in a very nice growth trajectory for the eight and a half years that I’ve had the pleasure of working here. And we’ve moved up nicely in the Fortune 500. Our guidance calls for us to do a little over $21 billion in revenue this year. We’re now in 23 states. We just entered Oregon through an acquisition that closed in September.

We’ve got 4.8 million members focused on lower income, uninsured, under-insured populations that get government-sponsored coverage, mostly Medicaid but we’ve also done — we’ve entered nicely into the exchanges. We’re in 11 states with exchanges, and we also do some prison health care for five states.

So it’s been a very nice growth trajectory for us, and we’ve been delivering on our financial guidance. You can see here the initial numbers that we put out for last year and where we wound up on the EPS initially guided to $1.75 to $1.90 and wound up at $2.23.

So — so far this year, it’s been another good year for us. We’ve actually raised our guidance four times this year, so in a very strong position from a growth standpoint and delivering on the financial results. Here’s our full-year 2015 guidance. Again, just over $21 billion on the revenue, $2.84 to $2.90 on the EPS. As you see, we pay a fairly high tax rate, 48% to 50%.

And if you look back over — or rolling over a five-year period, our growth rates are at the top of our industry. Compounded annual growth rate from 2010 to 2015, we’ve grown our top line 38%; 26% at the EPS line; and the stock price appreciation 37%, and that’s for full years 2009 to 2014, just on the stock price.

And just to give you a picture and how we drive this growth, in 2008 we were in eight states. You see them listed across the top of this chart, and we provided 70 solutions, 70 different types of contract that we were operating on behalf of those eight states. And you can see the various types of Medicaid contracts, the 10-F, the age, blind, disabled. We also have specialty companies so the pharmacy benefit management, or PBM, we do that internally. We have a specialty pharmacy subsidiary, behavioral health, and so on.

So those support services for the health plans, we try to do as much of that with Centene subsidiaries as possible. And now here we are, seven years later, and you can see this has almost turned into an eye test here. We’re now in 23 states. So that’s one way we grow, by entering new states, which we’ve done quite a bit of, as you can see. But also adding different types of solutions, different types of services that we provide for different types of populations for our state customers, so now we’re doing foster care and long-term care, a lot more high acuity. We’ve gotten into dual eligibles through the five demonstration projects in our states.

So — getting more states across the top adds to the growth and then filling in more of the dots and adding vertically more lines, more different types of solutions that we can provide for our states, now it’s up to 237 for those 23 states. So just every empty box on this chart is an opportunity for us to do additional business with our existing states and, of course, we hope to continue to add geographically by expanding into additional states.

The cash flow dynamics of our business, very strong, and I think you could say that generally for any well-run managed care company. The cash flow dynamics are strong. The operating cash flow, we get paid, at least in our business, at the beginning of the month, and there tends to be a lag with the claims that we pay out associated, or they get matched up with that revenue. And it’s even better when you’re growing, when you’re in a growth mode like we are, as those checks coming in the door get bigger from our government customers.

And we also, at Centene, have, through those specialty companies I mentioned, part of our cash flow is unregulated, and therefore available to the parent, Centene Corp., for general corporate purposes right away. Whereas, in our health plans, which are regulated, we have to essentially get permission from the states to dividend any excess capital upstream to the parent.

And we’ve done that, too, but we just — first of all, we like the specialty companies because they provide a more seamless health delivery and coordinate much better with the other in-house entities, the other specialty companies, or our own health plans. So a more holistic approach, if you will, but also from a cash flow standpoint, this gives us the opportunity to have a greater amount of free cash sooner.

So that was and is Centene, and now we are acquiring another company, Health Net, and this we announced back in July, and Health Net, of course, is a publicly traded company based in California. And we think that this transaction will only enhance our growth trajectory. It’s going to put us into a couple of new businesses that I’ll get into here in a moment.

It will make us bigger, so there will be greater scale. On a pro forma basis for 2015, the combined company would be doing $37 billion, and adjusted EBITDA for 2015 of $1.5 billion.

So what does Health Net have that’s complementary for Centene and how do they make us a better growth company than we already are? Well, first of all, combining the two will make for the largest Medicaid — managed Medicaid vendor in the country. They have a leading position in California, Medicaid, the largest Medicaid program in the country. So we’ll be the biggest player nationwide in Medicaid with the addition of Health Net.

They also, and this is probably the most interesting part, the most helpful to us, is the Medicare Advantage business that they have. Just under 300,000 Medicare Advantage lives, and they’ve generally been focused on lower income people, lower income seniors, people over 65, which is what we have always done — government-sponsored health care for lower income people. And they’ve — over 65% of Medicare-eligible people in the US are at 400% of federal poverty or below.

So there are a lot of them for us to focus on as a combined company. And I think, very importantly, they have achieved very high quality scores for their Medicare Advantage business. There’s a star rating system, five is the maximum, and their company average is just above four. They have just under 80% of all of their Medicare Advantage members are in plans that have at least four stars, and that’s important because — well, quality, in general, is becoming more and more important in health care. And in this case CMS reimburses a 5% bonus for four stars or higher, so you get extra revenue. And also the ability to market oneself to seniors with the high-quality ranking, I think, is certainly a differentiator.

So we intend to take their Medicare Advantage platform and import it into our states — the 23 states that we operate in. We’ll do it as we always do things — methodically, carefully, probably four to six states to start. The first year would be, most likely, 2017, so focus on the integration of the two companies during 2016. Do all the analysis and filings and be up and running in four to six Centene markets in 2017.

And we get to use the four-star ratings in those new markets, so we’ll be getting the revenue bonus and, again, that sales advantage of being able to hold one’s plan out as a top-quality plan. So that’s a big key for us.

And the Medicare population is growing, we all know that, and so it’s under-penetrated by managed care, just as Medicaid is, so you have not only that but a growing pie as the baby boom continues to retire into — or move — not necessarily retiring but moving into Medicare eligibility.

So we think this will add a significant new growth leg and allow us to sustain superior growth for a longer period of time than if we didn’t have a Medicare Advantage plan. We felt this was the best way for us to enter this business rather than building something from scratch, we’re doing it in a transaction that’s accretive to earnings in the first 12 months after we close.

We are on track to close early in 2016, and it will add 10% accretion to our GAAP earnings and 20% to adjusted earnings. And the difference between the two being the amortization on this transaction that we’ll be booking. So if you ignore that noncash deal amortization, it’s 20% accretive in the first year after close.

Like us, they’ve got — they’re in some dual demonstration projects. I think, certainly, the biggest one is California. And they’ve also got some other interesting businesses. Again, government-sponsored. They have a tri-care contract for health care for military dependents and certain active duty personnel, retirees, and then they’ve got some very interesting contracts with the Veterans’ Administration that could really prove to be a solution to the problems that that agency is having.

And then, finally, I mentioned the specialty companies that Centene has. We’ll have the opportunity to integrate them throughout the existing health care book of business and create that holistic approach and, hopefully, some better returns than what they’ve been able to achieve by outsourcing those services.

The key terms of the transaction, it’s stock and cash, $28.25 in cash, 0.622 shares of Centene will be exchanged for each share of Health Net. And we’ve already got the financing lined up for the cash portion. We haven’t issued — we plan to issue notes and use — redo our bank line and use part of the — tap part of the bank line, about $350 million and a senior notes offering of around $2.3 billion, $2.4 billion.

Pro forma, the debt-to-total cap of Centene, post the transaction, will be in the low 40% area, and that will move, based on where the share price is, how much the cash portion is as a percentage of the total, the value of the equity we issue, of course.

We got the — in terms of the timeline to close, as I mentioned, we feel we’re on track for an early 2016 close. We got the Hart-Scott-Rodino, the early termination of that was only in three weeks. So that was, at the federal level, the key approval, if you will. And then we’ve got several of the states involved that have either waived or already approved the transaction and, basically, it’s down to California, Arizona, and Oregon at this point. So we feel like we’re on track.

And, importantly, there are two other transactions out there in our industry — Aetna-Humana and Anthem-Cigna. And those companies have the two, and the two have overlap in products and in markets, whereas, we with Health Net, even though we share four states in common, we have, virtually, no overlap in those four states geographically, very little by product. So — thus the early termination of the Hart-Scott-Rodino and our confidence that we’ll stay on our early 2016 closing target date.

And, of course, we got the shareholder approval, most importantly, last month — late last month, with 99% of Centene shares voted voting to approve the deal.

I mentioned that it’s accretive, and one way that we get to that accretion is through cost synergies, cost savings. And it’s $75 million in year one post-close, and then up to $150 million in year two. So an incremental $75 million on top of that initial $75 million to get you a $150 million run rate in the second year.

And we feel like these are very realistic numbers given the size of the combined company and some of the numbers that the other — that are being talked about at the other two transactions.

Just some numbers for you on what our combined map will look like. So over 6 million — if you look at where we are on a pro forma basis at September 30, the most recently reported quarter for both of us, just over 6 million Medicaid lives, 3 million specialty and government, a little over 1 million in commercial and exchanges, 280,000 on the Medicare Advantage, and then the dual is around 50,000 combined. So almost 11 million members between the two of us.

If the other two transactions close, again, there’s some more issues on the antitrust front for them, but if they both close, we’ll be the fourth-largest managed care company after United, Anthem, and Aetna. And, arguably, the fastest-growing given the dynamics I talked about here with continued robust growth on the Medicaid side and the addition of the Medicare Advantage to the Centene platform.

The combined pie shows you how the Medicare — it would be, roughly, 8% of the total and, hopefully, we’ll grow that, over time. And Medicaid will keep growing because of the robust pipeline there.

I think I’ve mentioned all of these — the growth opportunities, the leading Medicaid position, expanding their Medicare Advantage success into our states. Targeted exchange — both of us have focused on the low income subsidized populations getting coverage through exchanges that were created by the ACA, and we’ll continue to grow that business. I mentioned the VA as a future opportunity, leveraging our specialty companies, integrating them into Health Net’s book.

And they have a commercial business in California that I think is complementary to the government business they’re doing. It’s value-oriented, and we intend to keep that in place but not necessarily grow it outside of California.

The number of people getting coverage through government-sponsored health care continues to grow. You see these numbers here. The Medicare, 50 million to just over 60 million by the end of this decade, going to 72 million; and the Medicaid, 72 million, 91 million, 93 million, by 2024. So we’re in the growth part of the managed care industry with our focus.

So we’re going from a growth company focused on Medicaid to one that’s adding a Medicare Advantage along with some other capabilities. We’ll have better scale and we think the financial profile of the combined company at the current valuation of the stock is compelling.

So I’ll leave it there. I guess we have a little time before —

Scott Seidel:	We have less than a minute, so — maybe if we have a quick one out there. If not, we’ll just take it over to the breakout session for Q&A. Is there a quick one out there? No, all right, why don’t we break it there, and we’ll just take it over to the breakout session for Q&A.

Ed Kroll:	Thank you, Scott.

Forward Looking Statements

This material may contain certain forward-looking statements with respect to the financial condition, results of operations and business of Centene, Health Net and the combined businesses of Centene and Health Net and certain plans and objectives of Centene and Health Net with respect thereto, including the expected benefits of the proposed merger. These forward-looking statements can be identified by the fact that they do not relate only to historical or current facts. Forward-looking statements often use words such as “anticipate”, “target”, “expect”, “estimate”, “intend”, “plan”, “goal”, “believe”, “hope”, “aim”, “continue”, “will”, “may”, “would”, “could” or “should” or other words of similar meaning or the negative thereof. There are several factors which could cause actual plans and results to differ materially from those expressed or implied in forward-looking statements. Such factors include, but are not limited to, the expected closing date of the transaction; the possibility that the expected synergies and value creation from the proposed merger will not be realized, or will not be realized within the expected time period; the risk that the businesses will not be integrated successfully; disruption from the merger making it more difficult to maintain business and operational relationships; the risk that unexpected costs will be incurred; changes in economic conditions or political conditions; changes in federal or state laws or regulations, including the Patient Protection and Affordable Care Act and the Health Care Education Affordability Reconciliation Act and any regulations enacted thereunder; provider and state contract changes; the outcome of pending legal or regulatory proceedings; reduction in provider payments by governmental payors; the expiration or termination of Centene’s or Health Net’s Medicare or Medicaid managed care contracts with federal or state governments; tax matters; the possibility that the merger does not close, including, but not limited to, due to the failure to satisfy the closing conditions; the risk that financing for the transaction may not be available on favorable terms; and risks and uncertainties discussed in the reports that Centene and Health Net have filed with the Securities and Exchange Commission (the “SEC”). These forward-looking statements reflect Centene’s and Health Net’s current views with respect to future events and are based on numerous assumptions and assessments made by Centene and Health Net in light of their experience and perception of historical trends, current conditions, business strategies, operating environments, future developments and other factors they believe appropriate. By their nature, forward-looking statements involve known and unknown risks and uncertainties because they relate to events and depend on circumstances that will occur in the future. The factors described in the context of such forward-looking statements in this announcement could cause Centene’s and Health Net’s plans with respect to the proposed merger, actual results, performance or achievements, industry results and developments to differ materially from those expressed in or implied by such forward-looking statements. Although it is believed that the expectations reflected in such forward-looking statements are reasonable, no assurance can be given that such expectations will prove to have been correct and persons reading this announcement are therefore cautioned not to place undue reliance on these forward-looking statements which speak only as of the date of this announcement. Neither Centene nor Health Net assumes any obligation to update the information contained in this announcement (whether as a result of new information, future events or otherwise), except as required by applicable law. These risks, as well as other risks associated with the merger, are more fully discussed in the joint proxy statement/prospectus, as it may be amended, that is included in the Registration Statement on Form S-4 that has been filed with the SEC on September 21, 2015 in connection with the merger. A further list and description of risks and uncertainties can be found in Centene’s Annual Report on Form 10-K for the fiscal year ended December 31, 2014 and in its reports on Form 10-Q and Form 8-K as well as in Health Net’s Annual Report on Form 10-K for the fiscal year ended December 31, 2014 and in its reports on Form 10-Q and Form 8-K.

Additional Information and Where to Find It

The proposed merger transaction involving Centene and Health Net was approved by the respective stockholders of Centene and Health Net. In connection with the proposed merger, Centene prepared a registration statement on Form S-4 that included a joint proxy statement/prospectus for the stockholders of Centene and Health Net filed with the SEC on September 21, 2015. The registration statement has been declared effective by the SEC. Each of Centene and Health Net have mailed the definitive joint proxy statement/prospectus to their respective stockholders and, at the appropriate time, will file other documents regarding the merger with the SEC. Centene and Health Net urge investors and stockholders to read the definitive joint proxy statement/prospectus, as well as other documents filed with the SEC, because they will contain important information. Investors and security holders may receive the registration statement containing the joint proxy statement/prospectus and other documents free of charge at the SEC’s web site, http://www.sec.gov. These documents can also be obtained free of charge from Centene upon written request to the Investor Relations Department, Centene Plaza 7700 Forsyth Blvd. St. Louis, MO 63105, (314) 725-4477 or from Centene’s website, http://www.centene.com/investors/, or from Health Net upon written request to the Investor Relations Department, Health Net, Inc. 21650 Oxnard Street Woodland Hills, CA 91367, (800) 291-6911, or from Health Net’s website, www.healthnet.com/InvestorRelations.